UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-232709) filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2019.
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this Report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "will" and similar expressions identify forward-looking statements.
The forward-looking statements in this Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	changes in credit risk with respect to our counterparties on contracts;

•	the failure of contract counterparties to meet their obligations;

•	the impact of the discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	fluctuations in the contributions of the Company’s joint ventures to its profits and losses;

•	our ability to successfully employ our dry bulk vessels;

•	changes in our operating expenses, including bunker prices, fuel prices, dry docking, crewing and insurance costs;

•	the adequacy of our insurance to cover our losses;

•	the Company’s ability to replace its operating leases on favorable terms, or at all;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with any future vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	the Company’s ability to renew its time charters when they expire or to enter into new time charters;

•	competition within the Company’s industry and the Company’s ability to compete effectively for charters with companies with greater resources;

•	the loss of a large customer or significant business relationship;

•	the potential for technological innovation to reduce the value of the Company’s vessels and charter income derived therefrom;

•	the impact of an interruption in or failure of the Company’s information technology and communications system upon the Company’s ability to operate;

•	vessel breakdowns and instances of off-hire;

•	potential conflicts of interest involving members of our board of directors and senior management;

•	the Company’s ability to attract, retain and motivate key employees;

•	work stoppages or other labor disruptions by the Company’s employees or the employees of other companies in related industries;

•	potential liability from pending or future litigation;

•	the impact of government inquiries and investigations;

•	the arrest of the Company’s vessels by maritime claimants;

•	government requisition of the Company’s vessels during a period of war or emergency;

•	potential exposure or loss from investment in derivative instruments;

•	the highly cyclical nature of the industry that we operate in;

•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	governmental claims against the Company;

•	the Company’s compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;

•	changes in seaborne and other transportation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the impact of public health threats and outbreaks of other highly communicable diseases;

•	general domestic and international political and geopolitical conditions;

•	the impact of adverse weather and natural disasters;

•	any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;

•	potential disruption of shipping routes due to accidents or political events;

•	acts of piracy on ocean-going vessels, terrorist attacks and international hostilities and instability; and

•	other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the Commission on March 22, 2019.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	September 18, 2019	By:	/s/ Per Heiberg
Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 99.1

As used herein, "we," "us," "our", "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2019 and 2018 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:

•	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

•	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

•	Panamax, which are vessels with carrying capacities of between 65,000 and 100,000 dwt; and

•	Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are represented in, U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed for the fiscal year ended December 31, 2018.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General
On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the ticker code "GOGL".

We own and operate dry bulk carriers primarily consisting of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2019, we owned 67 dry bulk vessels. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from SFL Corporation Ltd., the former Ship Finance International Limited, or SFL, one chartered in on an operating lease from an unrelated third party and one chartered in on a finance lease from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama.

Results of Operations
Six-months ended June 30, 2019 compared to the six-months ended June 30, 2018

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2019, market conditions were significantly weaker compared to the first six months of 2018, which is illustrated by the drop in the Baltic Dry Index, or BDI, from 1,217 to 894 points, thus negatively impacting our operating revenues. In addition, the mix of charters between spot or voyage charters and time charters also affects our revenues and voyage expenses.

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Time charter revenues	128,139	159,645	(31,506)
Voyage charter revenues	112,867	130,021	(17,154)
Other revenues	786	1,165	(379)
Total operating revenues	241,792	290,831	(49,039)

Time charter revenues decreased by $31.5 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to a decrease of $34.1 million reflecting the decline in the dry bulk market which resulted in lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods.

This factor was partially offset by:

•	an increase of $1.8 million attributable to chartered-in vessels that traded on time charters during the six months ended June 30, 2019, and

•
an increase of $0.8 million attributable to the five Capesize newbuildings delivered to us during the six months ended June 30, 2018, primarily due to an increase in activity for these vessels on time charters during the six months ended June 30, 2019 compared with the six months ended June 30, 2018.

Voyage charter revenues decreased by $17.2 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to:

•	a decrease of $9.1 million attributable to lower rates on chartered-in vessels trading on voyage charters during the six months ended June 30, 2019,

•
a decrease of $5.1 million attributable to the five Capesize newbuildings delivered to us during the six months ended June 30, 2018, primarily due to a decrease in voyage charter activity for these vessels during the six months ended June 30, 2019 compared with the six months ended June 30, 2018, and

•	a decrease of $3.0 million as a result of lower voyage charter rates for vessels that were in our fleet through the duration of both periods.

Other revenues decreased by $0.4 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Other operating income (expenses), net	2,816	1,049	1,767

The increase in other operating income (expenses) is primarily related to an increase in net income from Capesize Chartering Ltd., or CCL, under our revenue sharing agreement with CCL.

Gain on sale of assets and amortization of deferred gains

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Gain on sale of assets and amortization of deferred gains	—	129	(129)

The decrease in gain on sale of assets and amortization of deferred gains is due to a decrease in amortization of deferred gains on the sale and lease back transaction of eight vessels with SFL in 2015 as a result of the adoption of ASC 842 Leases on January 1, 2019. Upon adoption of ASC 842, the remaining balance of deferred gain was recognized as an opening balance adjustment to accumulated deficit. See also “Note 3, Recently Issued Accounting Standards” to the unaudited interim condensed consolidated financial statements in this report.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Voyage expenses and commissions	67,104	63,445	3,659

Voyage expenses and commissions increased by $3.7 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to an increase of $5.9 million attributable to increased voyage charter activity for vessels that were in our fleet through the duration of both periods.

This factor was partially offset by a decrease of $2.0 million attributable to the five Capesize newbuildings delivered to us during the six months ended June 30, 2018, which traded mostly on time charters during the first six months of 2019, in addition to a decrease of $0.2 million from chartered-in vessels trading on voyage charters during the first six months of 2019.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Ship operating expenses	90,818	76,429	14,389

Ship operating expenses increased by $14.4 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to:

•
an increase of $7.6 million as a result of the adoption of ASC 842 and the presentation of the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the six months ended June 30, 2019,

•	an increase of $4.7 million in dry docking expenses due to more ships being dry docked,

•	an increase of $1.2 million attributable to an increase in activity for the five Capesize newbuildings delivered to us during the first six months ended June 30, 2018, and

•	an increase of $0.9 million attributable to remaining vessels that were in our fleet through the duration of both periods.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Charter hire expenses	31,616	46,698	(15,082)

Charter hire expenses decreased by $15.1 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to:

•	a decrease of $7.5 million mainly attributable to lower rates on short-term chartered-in vessels during the six months ended June 30, 2019, and

•
a reduction of $7.6 million as a result of the adoption of ASC 842 and the presentation of the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the six months ended June 30, 2019.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Administrative expenses	6,805	7,357	(552)

Administrative expenses decreased by $0.6 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to a decrease in personnel related expenses of $0.5 million and other administrative expenses of $0.1 million.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Impairment loss on vessels	—	1,080	(1,080)

The impairment loss on vessels in the six months ended June 30, 2018 relates to one Panamax vessel classified as held for sale as of June 30, 2018 and delivered to its new owner in August 2018. No impairments have been recorded in the first six months of 2019.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Depreciation	46,853	45,470	1,383

Depreciation increased by $1.4 million in the six months ended June 30, 2019 compared to the six months ended June 30, 2018 primarily due to:

•	an increase of $0.7 million attributable to vessels that were in our fleet as of June 30, 2018, and

•	an increase of $0.7 million attributable to the five Capesize newbuildings delivered to us during the six months ended June 30, 2018.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Interest income	2,775	3,156	(381)

Interest income decreased by $0.4 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to our decreased cash position during this period, which reflects the full repayment in January 2019 of the net outstanding of $168.2 million under our 3.07% $200 million Convertible Bond, or the Convertible Bond, and to lower interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Interest on fixed rate debt	430	2,807	(2,377)
Interest on floating rate debt	29,732	26,061	3,671
Interest on related party debt	—	1,338	(1,338)
Finance lease interest expense	200	400	(200)
Commitment fees	195	170	25
Amortization of deferred charges	941	728	213
Amortization of fair value adjustments as a result of the Merger	813	5,003	(4,190)
	32,311	36,507	(4,196)

Interest expense decreased by $4.2 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to:

•
a decrease of $4.2 million in amortization of fair value adjustment of our Convertible Bond and a decrease of $2.4 million of fixed rate interest debt following the full repayment of the Convertible Bond at maturity in January 2019,

•
a decrease of $1.3 million of interest on related party debt following the prepayment of the related party seller credit loans of $65.5 million as part of the refinancing of these loans during the six months ended June 30, 2018, and

•	a decrease of $0.2 million in finance lease interest expense following a reduction of our outstanding finance lease obligations.

These factors were partially offset by:

•
an increase of $3.7 million on our floating rate debt primarily due to (i) an increase in total floating rate debt with the $120.0 million loan facility partially used to finance the repayment of the related party seller credit loans of $65.5 million during the six months ended June 30, 2018, (ii) an increase in LIBOR rates, with the average 3 month LIBOR rates increasing from 2.13% to 2.60% in the first half of 2018 compared with the first half of 2019, respectively, although the increase in LIBOR rates was somewhat off-set by lower average margin in the first half of 2019, and

•
an increase of $0.2 million of amortization of deferred charges as a result of increased debt issuance costs from the amendment of the $420 million loan facility and the new $93.75 million and $131.79 million loan facilities entered into during the first six months of 2019.

Equity results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Equity results of associated companies	178	325	(147)

Equity results of associated companies decreased by $0.1 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018. This was primarily due to decreased earnings from trading activity in one of our joint venture companies.

Gain (loss) on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Gain (loss) on derivatives	(10,217)	7,931	(18,148)

The loss on derivatives increased by $18.1 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to a negative development in the fair value of our USD denominated interest rate swaps, bunker derivatives and foreign currency derivatives of $22.2 million, $1.0 million and $0.2 million, respectively. This was partially offset by increased gain from our forward freight derivatives of $5.3 million.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2019	2018	$
Other financial items	(2,313)	(747)	(1,566)

Other financial items decreased by $1.6 million in the six months ended June 30, 2019 compared with the six months ended June 30, 2018 primarily due to:

•	a $1.4 million mark-to-market loss of our investments in equity securities recognized at fair value, and

•	a $0.2 million increase in foreign exchange losses.

Recent Accounting Pronouncements
For information regarding recently adopted and recently issued accounting standards applicable to us, see "Note 3, Recently Issued Accounting Standards" to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as through issuance of convertible bonds. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian kroner, Singapore dollars and Euro.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of scrubbers and ballast water treatment systems on certain of our vessels, funding working capital requirements, committed shareholder loan to Singapore Marine, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments, $33.0 million in available financing under our $420.0 million loan facility for scrubber installations and receipts from customers. Restricted cash balances are primarily related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

As of June 30, 2019 and December 31, 2018, we had cash, cash equivalents and restricted cash of $163.3 million and $372.6 million, respectively.

Other significant transactions subsequent to June 30, 2019 impacting our cash flows include the following:

•
In August 2019, and based on the improved market conditions following the second quarter, the Board declared a cash dividend to our shareholders of $0.10 per share, totaling approximately $14.4 million, which was paid in September 2019.

•	In August 2019, we repurchased an additional 25,000 of our shares for approximately $0.1 million.

•
In August 2019, we and Frontline Ltd, or Frontline, announced that we had entered into a non-binding term sheet agreement with Trafigura Group to establish a leading global supplier of marine fuels (the “JV”). The Company and Frontline will acquire 10 percent and 15 percent interests in the JV, respectively, and Trafigura Group will contribute its existing physical bunkering activities to the JV. Subject to agreement on final terms, the JV is expected to commence operations in the third quarter of 2019 and will act as the exclusive purchaser of marine fuels for Trafigura Group, the Company and Frontline, as well as certain entities affiliated with Hemen Holding Ltd, the Company and Frontline’s largest shareholder. In connection with this agreement, we will make available a shareholder loan of $1.0 million to the joint venture company.

•
In September 2019, we announced that we had agreed to make a further investment in Singapore Marine Pte Ltd., or Singapore Marine, in connection with its acquisition of the majority of assets and operations of Swiss Marine. We have increased our equity investment in Singapore Marine by $9.5 million and increased availability by $0.7 million, to $10.7 million, under our existing shareholder loan to Singapore Marine with a five-year term. At the date of this report, Singapore Marine has drawn down the full $10.7 million under the shareholder loan.

As of June 30, 2019, our current portion of long-term debt was $233.7 million. This amount includes $155.4 million in balloon payments at maturity on December 31, 2019 under our $284.0 million facility and $78.3 million in ordinary debt repayments. We are currently in the process of refinancing our $284.0 million credit facility prior to its maturity in December 2019. We believe it is probable that we will be able to implement our refinancing plan, based on the existing level of collateral and our history of successfully refinancing our debt. Most recently, and in the six months ended June 30, 2019, we refinanced $222.1 million under our three non-recourse loan facilities with our new $93.75 million and $131.79 million loan facilities described below. See also "Note 14, Debt" to these condensed consolidated interim financial statements for additional information. We believe that our cash on hand, expected cash flows from operations and borrowings under our current facilities, including the expected refinancing of the $284.0 million credit facility, will be sufficient to fund our requirements for, at least, the 12 months from the date of this report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2019	2018
Net cash provided by (used in) operating activities	28,490	62,197
Net cash provided by (used in) investing activities	(18,755)	(152,096)
Net cash provided by (used in) financing activities	(219,082)	39,576
Net change in cash, cash equivalents and restricted cash	(209,347)	(50,323)
Cash, cash equivalents and restricted cash at beginning of period	372,604	371,984
Cash, cash equivalents and restricted cash at end of period	163,257	321,661
Operating Activities
We have significant exposure to the spot market as only 9 of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2019, and at the date of this report, we have 9 vessels on fixed rate time charter contracts with initial contract duration of more than eleven months. In addition, from time to time we may also enter into Forward Freight Agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2019 was $28.5 million compared with $62.2 million in the six months ended June 30, 2018. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2019, compared with the actual rates achieved during the first six months of 2019, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the estimated average cash break-even rates on a time charter equivalent (TCE) basis are (i) approximately $13,800 per day for our Capesize vessels and (ii) approximately $9,600 per day for our Panamax vessels. The average market spot rates for the first six months of 2019 were as follows: for Capesize vessels, approximately $10,000 per day and for Panamax vessels, approximately $8,200 per day. However, market conditions started to improve going in to the third quarter of 2019 and the average market spot rates from July 1, 2019 to September 16, 2019 were as follows: for Capesize vessels, approximately $29,300 per day and for Panamax vessels, approximately $16,000 per day.

Investing Activities

Net cash used in investing activities was $18.8 million in the six months ended June 30, 2019 and comprised primarily:

•	payments of $10.0 million in relation to our investment in Singapore Marine, and

•	payments of approximately $8.9 million related to installation of scrubbers and ballast water systems on certain of our vessels.

This was partially offset by $0.1 million in dividends from our investment in Scorpio Bulkers Inc., an unaffiliated dry bulk shipping company listed on the New York Stock Exchange. We treat this investment as investment in marketable securities.

Net cash used in investing activities was $152.1 million in the six months ended June 30, 2018 and comprised primarily:

•	payments of an aggregate of $147.6 million in final installments, including predelivery costs, on delivery of five Capesize newbuildings,

•	payment of $4.5 million in connection with the acquisition of one Capesize vessel, and

•	payment of $1.2 million in other fixed assets.

This was partially offset by:

•	proceeds of $0.5 million from our seller credit receivable, and

•	proceeds of $0.2 million from sale of marketable securities and $0.5 million from other investing activities.

Financing Activities

Net cash used in financing activities was $219.1 million in the six months ended June 30, 2019 and comprised primarily:

•
repayments of $423.5 million, which included the full repayment at maturity on January 30, 2019 of the net outstanding amount of $168.2 million under our convertible bond, prepayments of an aggregate of $222.1 million under our three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017, and repayments of $33.2 million in ordinary installments,

•	distributions of $10.8 million in cash dividends to our shareholders, and

•	repayments of $2.7 million in finance lease obligations, $2.6 million in share repurchases and $5.2 million in debt issuance costs.

This was partially offset by:

•	$225.5 million in proceeds from drawdowns from our $93.75 million and $131.79 million term loan facilities to finance the repayment of our non-recourse debt as described above, and

•	net proceeds of $0.2 million from the exercise of options previously granted under our 2016 share option plan to purchase 50,000 shares.

Net cash provided by financing activities was $39.6 million in the six months ended June 30, 2018 and comprised primarily:

•
$253.0 million in proceeds from drawdowns of $150.0 million from our $425 million term loan facility in connection with the delivery of five Capesize newbuildings and $103.0 million in drawdowns from our new $120 million term loan facility, and

•	net proceeds of $0.2 million from the exercise of options previously granted under our 2016 share option plan to purchase 50,000 shares.

This was partially offset by:

•
repayments of $181.1 million, representing repayments of $58.3 million at maturity under our $34.0 million and $82.5 million loan facilities, prepayment of the full outstanding amounts under our related party seller credit loans of $65.5 million, repayments of $11.6 million under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana in 2017, repayments of $30.4 million in ordinary installments and $15.3 million in payments from repurchases of our convertible bond,

•	distributions of $28.9 million in cash dividends to our shareholders, and

•	repayments of $2.5 million in finance lease obligations and $1.2 million in debt issuance costs.

Borrowing Activities
In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In May 2019, we entered into two new credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. Both facilities are fully guaranteed by the parent company, eliminating all remaining non-recourse debt. Each of the new facilities has a five-year tenor and a 19-year age adjusted amortization profile. The LIBOR margins on the $93.75 million and $131.79 million credit facilities are 2.15 % and 2.10%, respectively.

Debt covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement which excludes the short-term portion of long-term borrowings and finance lease obligations, and a value adjusted equity covenant. Under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility. We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital as defined in our loan agreements, and maintain a value adjusted equity of at least 25% of value adjusted total assets.

Restricted cash includes cash balances that are required to be maintained by the financial covenants in our loan facilities. Failure to comply with any of the covenants in our loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2019, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which have reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings as of June 30, 2019 amounted to $1,155.5 million compared to $1,185.3 million as of December 31, 2018 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
In the six months ended June 30, 2019, we recognized a net loss of $12.4 million related to interest rate swap agreements (six months ended June 30, 2018: net gain of $9.8 million). As of June 30, 2019 and December 31, 2018, the weighted average fixed interest rate for our portfolio of interest rate swaps was 2.01% and 2.01%, respectively.

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner, Euro and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are, in our opinion, well established banks.

Foreign currency Swap Agreements
In the six months ended June 30, 2019, we recognized a net loss of $0.3 million related to foreign currency swaps (six months ended June 30, 2018: net loss of $0.1 million).

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk
Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are, in our opinion, usually well established banks or other well known institutions in the market.

In the six months ended June 30, 2019, we recognized a net gain of $7.0 thousand in related to bunker swap agreements (six months ended June 30, 2018: net gain of $1.0 million).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly through forward freight agreements, or FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFA are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2019, we recognized a net gain of $2.5 million related to FFA (six months ended June 30, 2018: net loss of $2.8 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and June 30, 2018	15

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2019 and June 30, 2018	16

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018	17

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018	19

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2019 and June 30, 2018	20

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	21

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2019 and June 30, 2018

(in thousands of $, except per share data)

	Six months ended June 30,
	2019	2018
Operating revenues
Time charter revenues	128,139	159,645
Voyage charter revenues	112,867	130,021
Other revenues	786	1,165
Total operating revenues	241,792	290,831

Gain on sale of assets and amortization of deferred gains	—	129
Other operating income (expenses), net	2,816	1,049

Operating expenses
Voyage expenses and commissions	67,104	63,445
Ship operating expenses	90,818	76,429
Charter hire expenses	31,616	46,698
Administrative expenses	6,805	7,357
Impairment loss on vessels	—	1,080
Depreciation	46,853	45,470
Total operating expenses	243,196	240,479

Net operating income (loss)	1,412	51,530

Other income (expenses)
Interest income	2,775	3,156
Interest expense	(32,311)	(36,507)
Equity results of associated companies	178	325
Gain (loss) on derivatives	(10,217)	7,931
Other financial items	(2,313)	(747)
Net other income (expenses)	(41,888)	(25,842)

Net income (loss) before tax	(40,476)	25,688
Income tax expense	75	25

Net income (loss)	(40,551)	25,663

Per share information:
Basic and diluted earnings (loss) per share	$(0.28)	$0.18
Dividends per share	$0.13	$0.20

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 30, 2019 and June 30, 2018

(in thousands of $)

	Six months ended June 30,
	2019	2018
Comprehensive income (loss), net
Net income (loss)	(40,551)	25,663
Other comprehensive income (loss), net
Unrealized gain (loss)	—	—
Other comprehensive income (loss), net	—	—

Comprehensive income (loss), net	(40,551)	25,663

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2019 and December 31, 2018
(in thousands of $)

	June 30,	December 31,
	2019	2018
ASSETS
Current assets
Cash and cash equivalents	97,937	305,352
Restricted cash	19,612	20,272
Marketable securities	10,009	12,033
Trade accounts receivable, net	30,439	27,650
Other current assets	29,471	26,667
Related party receivables	6,344	3,990
Derivative instruments receivable	2,780	9,449
Inventories	39,288	28,154
Prepaid expenses	8,061	6,127
Voyages in progress	5,170	2,808
Favorable charter party contracts	16,500	18,732
Total current assets	265,611	461,234
Restricted cash	45,708	46,981
Vessels and equipment, net	2,365,773	2,406,456
Finance leases, right of use assets, net	721	1,165
Operating leases, right of use assets, net	196,827	—
Favorable charter party contracts	9,164	16,221
Investments in associated companies	1,686	1,658
Other long term assets	18,097	17,639
Total assets	2,903,587	2,951,354

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	233,668	471,764
Current portion of finance lease obligations	4,687	5,649
Current portion of operating lease obligations	22,585	—
Derivative instruments payable	10,293	1,294
Related party payables	696	—
Trade accounts payables	14,673	7,752
Accrued expenses	33,846	26,643
Other current liabilities	30,826	28,398
Total current liabilities	351,274	541,500
Long-term liabilities
Long-term debt	914,012	877,278
Non-current portion of finance lease obligations	—	1,786
Non-current portion of operating lease obligations	165,084	—
Other long term liabilities	—	7,278
Total liabilities	1,430,370	1,427,842
Commitments and contingencies
Equity

Share capital (2019: 144,272,697 shares. 2018: 144,272,697 shares. All shares are issued and outstanding at par value $0.05)	7,215	7,215
Treasury shares	(4,239)	(2,643)
Additional paid in capital	473	233
Contributed capital surplus	1,775,678	1,786,451
Accumulated deficit	(305,910)	(267,744)
Total equity	1,473,217	1,523,512
Total liabilities and equity	2,903,587	2,951,354

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018

(in thousands of $)

	Six months ended June 30,
	2019	2018

Net cash provided by (used in) operating activities	28,490	62,197
Investing activities
Investments in equity securities	(10,000)	—
Payments related to upgrades, vessels and newbuildings	(8,844)	(153,304)
Distributions from associated companies	—	45
Proceeds from seller credit receivable	—	500
Proceeds from sale of marketable securities	—	224
Other investing activities, net	89	439
Net cash provided by (used in) investing activities	(18,755)	(152,096)
Financing activities
Proceeds from long-term debt	225,540	252,993
Repayment of long-term debt	(423,482)	(181,029)
Repayment of finance leases	(2,748)	(2,548)
Distributions to shareholders	(10,773)	(28,850)
Debt fees paid	(5,174)	(1,200)
Payments related to share repurchases	(2,630)	—
Proceeds from share distributions	185	—
Net proceeds from share issuance	—	210
Net cash provided by (used in) financing activities	(219,082)	39,576
Net change in cash, cash equivalents and restricted cash	(209,347)	(50,323)
Cash, cash equivalents and restricted cash at beginning of period	372,604	371,984
Cash, cash equivalents and restricted cash at end of period	163,257	321,661

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2019 and June 30, 2018

(in thousands of $, except number of shares)

	Six months ended June 30,
	2019	2018
Number of shares outstanding
Balance at beginning of period	144,272,697	142,197,697
Shares issued	—	2,050,000
Balance at end of period	144,272,697	144,247,697

Share capital
Balance at beginning of period	7,215	7,111
Shares issued	—	103
Balance at end of period	7,215	7,214

Treasury shares
Balance at beginning of period	(2,643)	—
Shares purchased	(1,881)	—
Shares distributed	285	—
Balance at end of period	(4,239)	—

Additional paid in capital
Balance at beginning of period	233	454,694
Shares issued	—	17,448
Stock option expense	240	288
Balance at end of period	473	472,430

Contributed capital surplus
Balance at beginning of period	1,786,451	1,378,824
Distributions to shareholders	(10,773)	(28,850)
Balance at end of period	1,775,678	1,349,974

Other comprehensive income (loss)
Balance at beginning of period	—	5,323
Adjustment on adoption of changes in ASC 825	—	(5,323)
Balance at end of period	—	—

Accumulated deficit
Balance at beginning of period	(267,744)	(351,903)
Adjustment on adoption of ASC 606	—	(5,698)
Adjustment on adoption of changes in ASC 825	—	5,323
Adjustment on adoption of ASC 842	2,485	—
Distributed treasury shares	(100)	—
Net income (loss)	(40,551)	25,663
Balance at end of period	(305,910)	(326,615)
Total equity	1,473,217	1,503,003

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. (“Golden Ocean,” the “Company,” "we," or "our") have been stated on the same basis, except for the adoption of ASC 842 as noted below, as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2018, filed with the Securities and Exchange Commission (the "SEC") on March 22, 2019.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F. The results of operations for the interim period ended June 30, 2019 are not necessarily indicative of the results for the year ending December 31, 2019.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Other than our accounting policies adopted as a result of new guidance and as described under "Note 3 Recently Issued Accounting Standards", our accounting policies have not changed from those reported in our 2018 Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 22, 2019.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-13, Fair value measurement (Topic 820), which is intended to streamline the disclosure requirements on fair value measurements. Disclosures such as the amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation process for Level 3 fair value measurements were removed. Additional disclosures such as disclosure about changes in unrealized gains and losses included in the other comprehensive income for Level 3 fair value measurements, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements are required to be reported by the public entities. The amendment is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

Accounting Standards Updates, recently adopted
On January 1, 2019, we adopted ASC 842 Leases which revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard requires lessees and lessors to classify most leases as either financing or operating using principles similar to previous lease accounting. The income statement recognition is similar to previous lease accounting and is based on lease classification. The accounting applied by a lessor under the new guidance is substantially equivalent to previous lease accounting guidance.

We adopted the new accounting standard using the modified retrospective transition approach, which allowed us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. As a lessee, we currently have three major categories of leases - chartered-in vessels, vessels under finance lease and office leases. The adoption of the new accounting standard resulted in the recognition of operating lease right-of-use assets of $205.3 million and related lease liabilities for operating leases of $198.5 million in Total Assets and Total Liabilities, respectively. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 was recognized as a cumulative-effect adjustment to Total Equity on our Condensed Consolidated Balance Sheet on January 1, 2019.

In connection with the adoption of ASC 842, we elected the package of practical expedients for all our leases that permits us not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Additionally, we elected not to use the practical expedient of hindsight in determining the lease term and the practical expedient pertaining to land easements as it is not applicable to us.

Prior to January 1, 2019, we recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement, there were no material differences between the timing and amount of lease expenses recognized under the two accounting methodologies during the six months ended June 30, 2019 and 2018. However, as we have not applied the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842, we have a change in presentation in the six months ended June 30, 2019 compared to the six months ended June 30, 2018. For vessels chartered in on time charter, we have presented $7.6 million of the non-lease component, or service element, under ship operating expenses as opposed to charter hire expenses during the six months ended June 30, 2019.

We have also elected as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). As a result, we recognize the lease payments in the income statement on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases is made by class of underlying asset to which the right of use relates.

The adoption of the new accounting standard has not had any material impact for the accounting of our one and only finance lease arrangement.

In determining the appropriate discount rate to use in calculating the present value of our contractual lease payments, we make significant judgments and assumptions to estimate the incremental borrowing rate as the rate implicit in our leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

For arrangements where we are the lessor, the adoption of the new lease standard did not have a material impact on our financial statements as all of our leases are operating leases. For our contracts where we are the lessor, we have elected the practical expedient to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606. When a lessor, lease revenue for fixed lease payments is recognized over the lease term on a straight-line basis and lease revenue for variable lease payments is recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur. Initial direct costs are expensed over the lease term on the same basis as lease revenue.

See also "Note 6, Operating Revenues" and "Note 10, Operating Leases" for additional disclosures on our operating lease arrangements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, and Derivatives and Hedging , which changes the classification of certain equity-linked financial instruments with down round features. As a result, a free standing equity-linked financial instrument or an embedded conversion option would not be accounted for as a derivative liability at fair value as a result of existence of a down round feature. For freestanding equity classified financial instruments, the amendment requires the entities to recognize the effect of the down round feature when triggered in its earnings per share calculations. The Standard was effective for fiscal years beginning after December 15, 2018. The adoption of this accounting standard has not had any material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging, which is intended to align the results of the cash flow and fair value hedge accounting with the risk management activities of an entity. The amendments expand the hedge accounting for both financial and non-financial risk components and they reduce the operational burden of applying hedge accounting. The amendment enables the financial statements to reflect accurately the intent and outcome of its hedging strategies. The standard requires a modified retrospective transition method in which we will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the consolidated balance sheet as of the date of adoption. The Standard was effective for fiscal years beginning after December 15, 2018. The adoption of this accounting standard has not had any material impact on our consolidated financial statements as we do not apply hedge accounting of our derivatives.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2019 and 2018 are as follows:

(in thousands of $)	2019	2018
Net income (loss)	(40,551)	25,663

(in thousands)	2019	2018
Weighted average number of shares outstanding - basic	143,687	144,032
Dilutive effect of share options	—	315
Weighted average number of shares outstanding - diluted	143,687	144,347

Total outstanding share options of 495,000 were anti-dilutive in the six months ended June 30, 2019, using the treasury stock method. In the six months ended June 30, 2018, share options using the treasury stock method were dilutive by 315,239 shares and only insignificantly impacting our earnings per share in the period. In the six months ended June 30, 2019, we acquired an aggregate of 350,000 shares and distributed 50,000 treasury shares as settlement for 50,000 share options that were exercised. As of June 30, 2019, we held 745,000 treasury shares (December 31, 2018: 445,000 treasury shares). Our treasury shares have been weighted for the portion of the period they were outstanding.

5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company only has one reportable segment.

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charterparty generally provides typical warranties regarding the speed and performance of the vessel. The charterparty generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tools during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90% or 95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo. We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge. The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract. We estimate demurrage or despatch at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the voyage charter contract. In the six months ended June 30, 2019 and 2018, we recognized a total of $7.8 million and $7.7 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the non-lease, or service, components were the predominant component for all of our voyage charter contracts.

The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2019 and 2018:

(in thousands of $)	2019	2018
Time charter revenues	128,139	159,645
Voyage charter revenues	112,867	130,021
Other revenues	786	1,165
Total operating revenues	241,792	290,831

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $10.6 million of contract assets were capitalized in the period ended June 30, 2019 under "Other current assets", of which $6.3 million was amortized up to June 30, 2019, leaving a remaining balance of $4.3 million. $2.1 million of contract assets were amortized in the six months ended June 30, 2019 in relation to voyages in progress at the end of December 31, 2018. No impairment losses were recognized in the period.

As at June 30, 2019 we reported the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2019	2018
Voyages in progress	5,170	2,808
Trade accounts receivable	30,439	27,650
Other current assets (capitalized fulfillment costs)	4,271	2,554
Total	39,880	33,012

As at June 30, 2019, we recorded $10.0 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2019, we recognized $8.7 million in revenue, which was deferred as at December 31, 2018, as the performance obligations were met.

7. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2019 and June 30, 2018, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2019	2018
Cash and cash equivalents	97,937	249,970
Short term restricted cash	19,612	15,535
Long term restricted cash	45,708	56,156
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	163,257	321,661

Amounts included in short-term and long-term restricted cash include primarily cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. In addition to minor amounts secured for tax payments or for claims processes, short-term restricted cash included $9.1 million as at June 30, 2019 (December 31, 2018: $0.8 million), required to be set aside by our margin calls and cash collateral on derivative positions

8. MARKETABLE SECURITIES

Our marketable securities are equity securities in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange.

(in thousands of $)
Balance at December 31, 2018	12,033
Sales during the year	—
Unrealized gain (loss)	(2,024)
Balance at June 30, 2019	10,009

During the six months ended June 30, 2019, we received approximately $0.1 million in dividends from our investment in Scorpio Bulkers Inc.

9. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2018	2,679,547	(273,091)	2,406,456
Additions	5,726	—	5,726
Depreciation	—	(46,409)	(46,409)
Balance at June 30, 2019	2,685,273	(319,500)	2,365,773

At June 30, 2019, we owned three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes (At December 31, 2018: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In the six months ended June 30, 2019, we capitalized an aggregate of $5.7 million in costs for completed installations of scrubber and ballast water treatment systems.

Total depreciation expense for vessels and equipment was $46.4 million for the six months ended June 30, 2019. In addition, we depreciated $0.4 million of our finance leased assets during the six months ended June 30, 2019.

10. OPERATING LEASES

As of June 30, 2019, we had leased in eight vessels from SFL and one vessel from an unrelated third party, all of which had an initial duration above 12 months. All of these vessels are leased under long-term time charters classified as operating leases. In addition, we had two operating leases for our offices in Oslo and Singapore. As a result of the adoption of ASC 842 on January 1, 2019, we recognized right-of-use assets and lease liabilities for these leases as further disclosed below.

For the eight Capesize vessels leased from SFL the daily time charter rate is $17,600 of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until expiry of the contracts. In addition, 33% of any profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in a daily rate of $18,700 for second quarter of 2019. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015, and, if such option is not exercised, SFL has the option to extend the charters by three years at $14,900 per day. The lease term for these vessels has been determined to be 13 years. The minimum lease payments do not include any contingent profit share element. Further, any deviation from the three-month LIBOR base of LIBOR of 0.4% per annum, is considered a variable lease element which is expensed as incurred. We have allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels, which include the provision of crewing, vessel insurance, repairs and maintenance and lubes. We have recorded the non-lease component of $10.1 million within Ship Operating Expenses and have recognized the lease component of $15.2 million within Charter hire expense within the Consolidation Statement of Operations.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until expiry of the fixed term of the contract in the first quarter of 2022. Based on an agreement to reduce the daily rate to $11,200 from $13,200 for a two-year period from February 20, 2016 to February 20, 2018, we will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million which will be then reduced with a corresponding amount. As of the second quarter of 2019, no such index linked compensation has been paid. We have allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand alone price of the services provided by the owner of the vessels. We have recorded the non-lease component of $1.0 million within Ship Operating Expenses and have recognized the lease component of $0.7 million within Charter hire expense within the Consolidation Statement of Operations.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.4 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2019.

We have recognized right of use assets for our 11 long-term operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	198,405	3,844	3,079	205,328
Amortization	(7,792)	(501)	(208)	(8,501)
Balance at June 30, 2019	190,613	3,343	2,871	196,827

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

We have recognized lease obligations for our 11 long-term operating leases as follows:

(in thousands of $)	SFL Leases		Golden Hawk Lease		Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	185,816		9,567		3,079	198,462
Repayments	(9,472)	—	(1,146)	—	(208)	(10,826)
Foreign exchange translation	—		—		33	33
Balance at June 30, 2019	176,344		8,421		2,904	187,669

Current portion	19,571		2,412		602	22,585
Non-current portion	156,773		6,009		2,302	165,084

Charterhire and office rent expense
The future minimum operating lease expense payments under our non-cancelable fixed rate operating leases as of December 31, 2018 are as follows:

(in thousands of $)
2019	35,613
2020	35,709
2021	35,613
2022	32,590
2023	28,177
Thereafter	110,357
278,059

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2019 are as follows:

(in thousands of $)
2019 (remaining six months)	16,747
2020	33,698
2021	35,356
2022	28,096
2023	23,019
Thereafter	104,489
Total minimum lease payments	241,405
Less: Imputed interest	53,736
Present value of operating lease liabilities	187,669

Total expense for operating leases, including short term leases, was $38.6 million for the six months ended June 30, 2019 (six months ended June 30, 2018: $46.6 million). Total cash paid in respect of operating leases was $33.5 million in six months ended June 30, 2019 (six months ended June 30, 2018: $35.3 million). The weighted average discount rate in relation to our operating leases was 6.2% for six months ended June 30, 2019 and the weighted average lease term was 8 years for the period ended June 30, 2019.

Rental income
As of June 30, 2019, we leased out 9 vessels on fixed time charter rates (December 31, 2018: 17 vessels) and 16 vessels (December 31, 2018: 13 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.

The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of June 30, 2019 are as follows:

(in thousands of $)
2019 (remaining six months)	32,052
2020	37,410
2021	10,907
2022	—
2023	—
Thereafter	—
Total minimum lease receipts	80,369

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of June 30, 2019, the cost and accumulated depreciation of the 25 vessels which were leased out to third parties, were $1,104.2 million and $125.3 million, respectively. As of December 31, 2018, the cost and accumulated depreciation of the 30 vessels which were leased out to third parties, were $1,375.7 million and $134.4 million, respectively.

11. VESSELS UNDER FINANCE LEASE, NET

As of June 30, 2019, we held one vessel, the Golden Eclipse, under finance lease (December 31, 2018: one vessel). The lease was for an initial term of 10 years and expires during April 2020.

(in thousands of $)
Balance at December 31, 2018	1,165
Depreciation	(444)
Balance at June 30, 2019	721

The outstanding obligations under finance leases at December 31, 2018 are payable as follows:

(in thousands of $)
2019	5,944
2020	1,791
Thereafter	—
Minimum lease payments	7,735
Less: imputed interest	(300)
Present value of obligations under finance leases	7,435

The outstanding obligations under finance leases at June 30, 2019 are payable as follows:

(in thousands of $)
2019 (remaining six months)	2,996
2020	1,791
Thereafter	—
Minimum lease payments	4,787
Less: imputed interest	(100)
Present value of obligations under finance leases	4,687

We recognized the following expenses in relation to the amortization of finance lease assets and obligations for the six months ended:

(in thousands of $)	June 30, 2019	June 30, 2018
Depreciation of vessels under finance lease	444	444
Interest expense on obligations under finance lease	200	400
Total finance lease expense, net	644	844

As of June 30, 2019, we had the following purchase option for the vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	April 2020	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor.

12. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2019 and December 31, 2018, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2019	2018
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

(in thousands of $)	CCL	UFC	Seateam	Total
At December 31, 2018	—	772	886	1,658
Dividend received from associated companies	—	(150)	—	(150)
Share of income (loss)	—	179	(1)	178
At June 30, 2019	—	801	885	1,686

13. OTHER LONG TERM ASSETS

(in thousands of $)	Capitalized project costs	Prepaid charter hire expenses (straight-lining of lease expense)	Deferred tax asset	Investments in equity securities	Total
Balance at December 31, 2018	4,932	12,588	119	—	17,639
Reclassification to right-of-use assets	—	(12,588)	—	—	(12,588)
Additions	4,753	—	—	10,000	14,753
Deductions	(1,634)	—	(73)	—	(1,707)
Balance at June 30, 2019	8,051	—	46	10,000	18,097

In the six months ended June 30, 2019, we capitalized costs of $4.8 million related to installation costs for scrubber and ballast water treatment systems that were not considered finalized at the balance sheet date.

The prepaid charter hire under other long-term assets related to the eight vessels that were sold in 2015 and leased back from SFL. Under ASC 840 we straight lined the total charter hire expense over the lease term of 13 years. As a result of the adoption of ASC 842 on January 1, 2019, the prepaid charter hire balance was reclassified to the right-of-use assets for these corresponding operating leases.

In the six months ended June 30, 2019, we invested 10.0 million in equity securities, representing a 15% ownership interest, in Singapore Marine, a dry bulk freight operator. This investment is measured at cost as it is considered not to have a readily determinable fair value.

14. DEBT

Debt at June 30, 2019 and December 31, 2018 is summarized as follows:

(in thousands of $)	2019	2018
$93.75 million term loan	93,750	—
$131.79 million term loan	131,790	—
$284.0 million term loan	161,836	168,320
$420.0 million term loan	321,477	331,795
$425.0 million term loan	334,829	347,154
$102.7 million term loan	—	94,225
$73.4 million term loan	—	60,199
$80.2 million term loan	—	67,669
$120.0 million term loan	111,865	115,932
U.S. dollar denominated floating rate debt	1,155,547	1,185,294
U.S. dollar denominated fixed rate debt	—	167,382
Deferred charges	(7,867)	(3,634)
Total debt	1,147,680	1,349,042
Less: current portion	(233,668)	(471,764)
	914,012	877,278

Movements during the six months ended June 30, 2019 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Deferred charges	Total
Balance at December 31, 2018	1,185,294	167,382	(3,634)	1,349,042
Loan draw downs	225,540	—	—	225,540
Loan repayments	(255,287)	(168,195)	—	(423,482)
Amortization of purchase price adjustment	—	813	—	813
Capitalized financing fees and expenses	—	—	(5,174)	(5,174)
Amortization of capitalized fees and expenses	—	—	941	941
Balance at June 30, 2019	1,155,547	—	(7,867)	1,147,680

In the six months ended June 30, 2019, we made total repayments of $423.5 million on our debt, which included the full repayment, at maturity on January 30, 2019, the net outstanding of $168.2 million under our convertible bond, prepayments of an aggregate of $222.1 million under our three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017 and repayments of $33.2 million in ordinary installments. In connection with a refinancing of 14 vessels acquired from Quintana Shipping Ltd. in 2017 and the prepayment of $222.1 million under our $102.7 million, $80.2 million and $73.4 million loan facilities, $225.5 million was drawn under the new $93.75 million and $131.79 million loan facilities to finance these transactions.

The movement of $0.8 million of the U.S. dollar denominated fixed rate debt in 2018 represents the amortization of purchase price adjustments arising from the merger with the former Golden Ocean Group Limited in 2015.

We capitalized a total of $5.2 million in fees in relation to the amendment of our $420 million loan facility and the new $93.75 million and $131.79 million loan facilities. As of June 30, 2019, we recorded net deferred charges of $4.2 million as a direct deduction from the carrying amount of the related debt.

Amendments to our $420 million loan facility
In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation will be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020. As of June 30, 2019, we had not drawn on the available scrubber financing under the facility.

New $93.75 million and $131.79 million loan facilities
In May 2019, we entered into two new credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. Both facilities are fully guaranteed by the parent company, eliminating all remaining non-recourse debt. Each of the new facilities has a five-year tenor and a 19-year age adjusted amortization profile. Repayments are made on a quarterly basis. The LIBOR margin on the $93.75 million and $131.79 million credit facilities is 2.15% and 2.10%, respectively. As of June 30, 2019, the full amount of $225.5 million under these facilities was drawn.

The total outstanding debt at June 30, 2019 is repayable as follows:

(in thousands of $)
2019 (remaining six months)	197,753
2020	71,833
2021	345,033
2022	47,182
2023	275,797
Thereafter	217,949
1,155,547
Deferred charges	(7,867)
1,147,680

Current portion of long-term debt
As of June 30, 2019, our current portion of long-term debt was $233.7 million. This amount includes $155.4 million in balloon payments at maturity on December 31, 2019 under our $284.0 million facility and $78.3 million in ordinary debt repayments. As a result of our current portion of long-term debt of $233.7 million, total current assets less total current liabilities were negative by $85.7 million as of June 30, 2019. U.S. GAAP requires management to evaluate whether there are conditions or events that indicate substantial doubt about our ability to meet our financial obligations as they become due within one year after the date these financial statements are issued. Maturity of current portion of long-term debt is a condition that could raise such doubt. Management's evaluation does initially not take into consideration the potential mitigating effect of our plans that have not been fully implemented as of the date the financial statements are issued. Although we do not currently have the liquidity to fund all current portion of long-term debt, this debt is secured by certain of our vessels and we expect to access the bank lending market to refinance our $284.0 million facility. At the date of this report, we are in the process of refinancing our $284.0 million credit facility prior to its maturity in December 2019. We believe it is probable that we will be able to implement our refinancing plan, based on the existing level of collateral and our history of successfully refinancing our debt, most recently illustrated by the new $93.75 million and $131.79 million loan facilities described above.

Assets pledged
As of June 30, 2019, 67 vessels (December 31, 2018: 67 vessels) with an aggregate carrying value of $2,363.9 million (December 31, 2018: $2,404.4 million) were pledged as security for our floating rate debt.

15. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2019 and December 31, 2018 are summarized as follows:

(in thousands of $)	2019	2018
Interest rate swaps	438	5,424
Bunker derivatives	169	433
Forward freight agreements	2,173	3,592
Asset - Derivatives fair value	2,780	9,449

(in thousands of $)	2019	2018
Interest rate swaps	8,952	—
Currency swaps	873	536
Bunker derivatives	468	758
Liability - Derivatives fair value	10,293	1,294

During the six months ended June 30, 2019 and June 30, 2018, the following amounts were recognized in the consolidated statement of operations:

(in thousands of $)		2019	2018
Interest rate swaps	Mark to market gain (loss)	(12,387)	9,795
Foreign currency swaps	Mark to market gain (loss)	(337)	(85)
Forward freight agreements	Mark to market gain (loss)	2,500	(2,772)
Bunker derivatives	Mark to market gain (loss)	7	993
		(10,217)	7,931

16. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

144,272,697 ordinary shares were outstanding as of June 30, 2019 (December 31, 2018: 144,272,697 ordinary shares), each with a par value of $0.05.

In the six months ended June 30, 2019, we acquired an aggregate of 350,000 shares in open market transactions under our share buy-back program. The shares were acquired on the Oslo Stock Exchange. As of June 30, 2019, we have repurchased a total of 795,000 shares under our share buy-back program. As of June 30, 2019, and following a distribution of 50,000 shares in connection with our 2016 Share Option Plan, we hold 745,000 treasury shares (December 31, 2018: 445,000 treasury shares).

In the six months ended June 30, 2019, we paid an aggregate of $10.8 million in dividends to our shareholders, or $0.08 per share (six months ended June 30, 2018, $28.9 million, or $0.20 per share). Refer to "Note 20 Subsequent events" for any subsequent dividend declarations.

17. RELATED PARTY TRANSACTIONS

SFL Corporation Ltd.
We are the commercial manager for certain vessels owned and operated by SFL. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2019 and June 30, 2018 were as follows:

	2019	2018
Number of dry bulk vessels managed	14	14
Daily commercial management fee per dry bulk vessel	75-125	75-125
Number of container vessels managed	14	7
Daily commercial management fee per container vessel	$75	$75

In addition, we charter in eight Capesize vessels from SFL. See also "Note 10, Operating Leases" for additional information related to these contracts.

Seatankers Management Co Ltd

We are the commercial manager for certain related party vessels operated by Seatankers Management Co Ltd, or Seatankers. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2019 and June 30, 2018 were as follows:

	2019	2018
Number of dry bulk vessels managed	14	16
Daily commercial management fee per dry bulk vessel	$125	$125

Capesize Chartering Ltd
In the six months ended June 30, 2019, we recorded revenue sharing income, net, of $2.8 million pursuant to the revenue sharing agreement (six months ended June 30, 2018: $1.3 million).

Management Agreements

Technical Supervision Services
The Company receives technical supervision services from Frontline. Pursuant to the terms of the agreement, Frontline receives an annual management fee of $27,926 per vessel in 2019 ($30,336 per vessel in 2018). This fee is subject to annual review.

Ship Management
The ship management of the Company's vessels is provided by external ship managers, except for 20 vessels (December 31, 2018: 21 vessels), which is provided by Seateam Management Pte. Ltd., a majority owned subsidiary of Frontline.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. We receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts charged by related parties in the six months ended June 30, 2019 and June 30, 2018 is as follows:

(in thousands of $)	2019	2018
Golden Opus Inc	—	6
Frontline Management (Bermuda) Ltd	1,674	1,707
SFL Corporation Ltd.	15,196	14,589
Seateam Management Pte Ltd	1,818	1,901
Seatankers Management Co Ltd	2,621	10,855
Capesize Chartering Ltd	12	24

Net amounts charged by related parties comprise of charter hire costs, general management and commercial management fees.

A summary of net amounts charged to related parties in the six months ended June 30, 2019 and June 30, 2018 is as follows:

(in thousands of $)	2019	2018
SFL Corporation Ltd.	443	360
Seatankers Management Co Ltd	317	359
Capesize Chartering Ltd	2,816	1,308

Net amounts charged to related parties mainly comprise of commercial management fees and net income under the revenue sharing agreement with CCL.

A summary of balances due from related parties as of June 30, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Frontline Ltd.	2,356	3,192
SFL Corporation Ltd.	2,589	91
United Freight Carriers	—	163
Seatankers Management Co Ltd	660	538
Capesize Chartering Ltd	739	6
	6,344	3,990

A summary of balances owed to related parties as of June 30, 2019 and December 31, 2018 is as follows:

(in thousands of $)	2019	2018
Seatankers Management Co Ltd	673	—
United Freight Carriers	23	—
	696	—

As of June 30, 2019 and December 31, 2018, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also "Note 10, Operating Leases" for additional information related to these contracts and related lease balances.

18. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $500 million (December 31, 2018: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the swap contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Forward freight agreements
We take positions from time to time in the freight forward (FFA) market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through what we consider reputable clearing houses. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2019, we had short positions through Capesize FFA of net 405 days and long Panamax FFA positions of net 1810 days. As of June 30, 2019, we also had FFA options structured as zero cost collars covering an equivalent of four Capesize vessels in 2019 with an average ceiling of $29,250 per day and a floor of $14,125 per day and an equivalent of two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day.

As of December 31, 2018, we had short positions through Capesize FFA of net 720 days at an average rate of $20,098 per day and long Panamax FFA positions of net 220 days at an average rate of $11,899 per day with maturity in 2019. As of December 31, 2018, we also had FFA options structured as zero cost collars covering an equivalent of four Capesize vessels in 2019 with an average ceiling of $29,250 per day and a floor of $14,125 per day and an equivalent of two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the bunker contracts but this risk is considered remote as the counter parties are usually what we consider well established banks or other well known institutions in the market.

As of June 30, 2019 and December 31, 2018, we had outstanding bunker swap agreements for about 22.5 thousand metric tonnes and 14.0 thousand metric tonnes, respectively.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are what we consider well established banks.

As of June 30, 2019, we had contracts to swap USD to NOK for a notional amount of $2.4 million in addition to contracts to swap USD to EUR for a notional of $23.9 million. As of December 31, 2018, we had contracts to swap USD to NOK for a notional amount of $5.1 million in addition to contracts to swap USD to EUR for a notional of $23.9 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in "Note 15, Derivatives".

Fair values
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments at June 30, 2019 and December 31, 2018 are as follows:

	2019	2019	2018	2018
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	97,937	97,937	305,352	305,352
Restricted cash	65,320	65,320	67,252	67,252
Marketable securities	10,009	10,009	12,033	12,033
Investments in equity securities	10,000	10,000	—	—
Derivative assets	2,780	2,780	9,449	9,449
Liabilities
Long term debt - floating	1,155,547	1,155,547	1,185,294	1,185,294
Short term debt - convertible bond	—	—	167,359	167,382
Derivative liabilities	10,293	10,293	1,294	1,294

The fair value hierarchy of our financial instruments at June 30, 2019 is as follows:

(in thousands of $)	2019 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	97,937	97,937	—	—
Restricted cash	65,320	65,320	—	—
Marketable securities	10,009	10,009	—	—
Investments in equity securities	10,000	—	—	10,000
Derivative assets	2,780	—	2,780	—
Liabilities
Long term debt - floating	1,155,547	—	1,155,547	—
Derivative liabilities	10,293	—	10,293	—

The fair value hierarchy of our financial instruments at December 31, 2018 is as follows:

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	305,352	305,352	—	—
Restricted cash	67,252	67,252	—	—
Marketable securities	12,033	12,033	—	—
Derivative assets	9,449	—	9,449	—
Liabilities
Long term debt - floating	1,185,294	—	1,185,294	—
Short term debt - convertible bond	167,359	—	167,359	—
Derivative liabilities	1,294	—	1,294	—

In the six months ended June 30, 2019 and 2018, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash -the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond - quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer.

•	Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.

•
Investments in equity securities - are equity investments in Singapore Marine measured at cost as the investment is considered not to have a readily determinable fair value. As of June 30, 2019, Singapore Marine was newly incorporated and its net assets consisted mainly of cash and therefore the fair value of the investment approximates our cost.

•	Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

19. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We have one vessel held under finance lease, the Golden Eclipse, which was leased for a period of 10 years upon delivery of the vessel to us in 2010. We have the right to purchase the vessel at the dates and amounts as disclosed in "Note 11, Vessels under Finance Lease, Net".

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

In the six months ended June 30, 2019, we had completed or were in the process of completing the installation of scrubbers on three vessels in our fleet. In addition, and as of June 30, 2019, we had agreements to purchase 20 additional exhaust gas scrubbers (“scrubbers”) to be installed on certain of our Capesize vessels in our fleet. It is our intention to install the scrubbers during routine dry dockings, the majority of which are scheduled for 2019 or early 2020. As of June 30, 2019, our estimated remaining financial commitments in relation to the scrubber installation were $26.7 million, excluding installation costs.

As of June 30, 2019, we had committed to install ballast water treatment systems on nine of our vessels with an estimated remaining financial commitment, excluding installation costs, of $3.1 million.

We have provided $10 million in available subordinated shareholder loan with a five-year term to Singapore Marine. At the date of this report, the shareholder loan has been increased to $10.7 million and has been fully drawn. See also "Note 20, Subsequent Events."

20. SUBSEQUENT EVENTS

In August 2019, we and Frontline announced that we had entered into a non-binding term sheet agreement with Trafigura Group to establish a leading global supplier of marine fuels (the “JV”). We and Frontline will acquire 10 percent and 15 percent interests in the JV, respectively and Trafigura Group will contribute its existing physical bunkering activities to the JV. Subject to agreement on final terms, the JV is expected to commence operations in the third quarter of 2019, and will act as the exclusive purchaser of marine fuels for Trafigura Group, Frontline and us, as well as certain entities affiliated with Hemen Holding Ltd, our and Frontline’s largest shareholder. In connection with this agreement, we will make available a shareholder loan of $1.0 million to the joint venture company.

In August 2019, our Board of Directors determined to pay a cash dividend to our shareholders of $0.10 per share.

In August 2019, we repurchased an additional 25,000 of our shares for approximately $0.1 million.

In September 2019, we announced that we had agreed to make a further investment in Singapore Marine in connection with its acquisition of the majority of assets and operations of Swiss Marine. We have increased our equity investment in Singapore Marine by $9.5 million and increased availability by $0.7 million, to $10.7 million, under our existing shareholder loan to Singapore Marine with a five-year term. At the date of this report, Singapore Marine has drawn down the full $10.7 million under the shareholder loan.